1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2013

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,

Hsinchu Science Park,

Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No   ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:            .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: November 12, 2013	By	/s/ Lora Ho
Lora Ho
Senior Vice President & Chief Financial Officer

TSMC Board of Directors Meeting Resolutions

Hsinchu, Taiwan, R.O.C. – November 12, 2013 – TSMC (NYSE: TSM) today held a meeting of the Board of Directors, which passed the following resolutions:

1.	Approved capital appropriation of approximately US$829.2 million for the purpose of installing, expanding and upgrading advanced technology capacity, as well as approximately US$178.4 million in R&D capital appropriations and sustaining capital appropriations.

2.	Approved the appointment of Drs. Mark Liu and C. C. Wei (in alphabetical order) as President and Co-Chief Executive Officer of TSMC. The Presidents and the Co-Chief Executive Officers shall report to and perform such duties as designated by the Chairman of the Board. After such appointment, Finance and Legal organizations will continue to report to the Chairman.

3.	Approved the promotion of Dr. Been-Jon Woo, currently the Director in charge of Business Development Organization, as Vice President.

4.	Approved the revision of TSMC’s “Procedure of Retirement” and set the mandatory retirement age to 67.

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TSMC Spokesperson:	TSMC Acting Spokesperson:
Ms. Lora Ho	Dr. Elizabeth Sun
Senior Vice President and CFO	Director
Tel: 886-3-566-4602	Corporate Communication Division
Tel: 886-3-568-2085
Mobile: 886-988-937999
E-Mail: elizabeth_sun@tsmc.com